Autobytel Inc.

18872 MacArthur Boulevard

Irvine, California 92612-1400

August 7, 2007

Mark Kronforst

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Autobytel Inc., Form 10-K, filed March 15, 2007; File No. 000-22239

Dear Mr. Kronforst:

Reference is made to your letter dated July 25, 2007 regarding additional comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission to Autobytel Inc. with respect to the above referenced Form 10-K filing made by Autobytel with the Commission on March 15, 2007.

This is to confirm the extension of time to respond to no later than August 31, 2007. This extension should allow us and our auditors to respond to the Staff’s comments.

We thank you for your prompt response to our request. Please direct any questions concerning this filing to the undersigned at (949) 225-4502.

Sincerely,

/s/ Monty A. Houdeshell

Monty A. Houdeshell

Executive Vice President and

Chief Financial Officer